UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

TABLE OF CONTENTS

PAGE
Reports of Independent Registered Public Accounting Firms	2

Financial Statements:

Statements of Financial Condition	4

Statements of Income and Changes in Plan Equity	5

Notes to Financial Statements	6

Signature	11

Exhibit Index	12

Exhibit 23.1 - Consent of UHY LLP, Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Australia Employee Stock Purchase Plan Committee

We have audited the accompanying statements of financial condition of Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of income and changes in plan equity for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2014 and 2013, and the income and changes in plan equity for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

St. Louis, Missouri
March 26, 2015

Report of Independent Registered Public Accounting Firm

Australia Employee Stock Purchase Plan Committee
We have audited the accompanying statement of income and changes in plan equity of Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan for the year ended December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the income and changes in plan equity for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 22, 2013

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2014	2013
ASSETS
Participant deposits due from Peabody Energy Corporation	$322,325	$345,675
Excess contributions from Participants	15,886	37,794
Total Assets	338,211	383,469

LIABILITIES
Stock purchase payable	322,325	345,675
Refunds due to Participants from excess contributions	15,886	37,794
Total Liabilities	338,211	383,469

PLAN EQUITY	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year Ended December 31,
	2014	2013	2012
ADDITIONS TO NET ASSETS:
Participant contributions	$713,345	$639,826	$656,627

DEDUCTIONS FROM NET ASSETS:
Contributions held for future stock purchases	(322,325)	(345,675)	(367,028)
Contributions used for stock purchases	(391,020)	(294,151)	(289,599)

NET CHANGE IN PLAN EQUITY	—	—	—

PLAN EQUITY:
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014, 2013 and 2012

1.	Description of the Australian Plan

The following description of the Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan (the Australian Plan), sponsored by Peabody Energy Corporation (the Company), provides only general information. Participants should refer to the plan documents for a more complete description of the Australian Plan's provisions.

General

The Australian Plan is an employee stock purchase plan, established on January 1, 2008, that enables eligible employees of Peabody Energy Australia Pty Ltd. or any Participating Subsidiaries (as defined in the Australian Plan) to purchase Company common stock at a discount from fair market value. The purchase price is equal to 85% of the lower of the fair market value of the common stock on the first or last day of an offering period, as defined in the Australian Plan. Fair market value is the closing price on each of the applicable dates as quoted on the New York Stock Exchange. Each plan year begins on January 1 and contains two serial six-month duration offering periods. Subsequent six-month offering periods automatically commence unless otherwise specified by the Australian Plan administrator. Purchased shares of common stock are issued by the Company to an omnibus brokerage account maintained outside of the Australian Plan by the Australian Plan custodian. Common stock purchased under the Australian Plan may be newly issued or sold from treasury stock.
There are 1.0 million common shares authorized for purchase under the Australian Plan, of which approximately 146,000 common shares were purchased as of December 31, 2014, leaving approximately 854,000 common shares available for purchase in the future. In January 2015, approximately 49,000 common shares were purchased under the Australian Plan for the six-month offering period ended December 31, 2014.
Administration of the Australian Plan

The Australian Plan is administered by a committee appointed by the Company's Board of Directors. Link Market Services Limited serves as the recordkeeper and Macquarie Bank served as custodian through May 31, 2013. Effective June 1, 2013, UBS was appointed successor custodian. Administrative expenses of the Australian Plan are paid by the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

Eligibility

Employees of Peabody Energy Australia Pty Ltd. or any Participating Subsidiaries are eligible to participate in the Australian Plan if:

•	their customary employment is more than 20 hours per week and they are employed more than five months per year;

•	they own less than 5% of the total combined voting power of all outstanding stock of all classes of securities of the Company;

•
they initially enroll in the Australian Plan at least 15 calendar days prior to the start of the offering period; enrollment in the Australian Plan will automatically continue unless the employee elects to discontinue participation; and

•	they are not eligible to participate in and continue to make contributions to an employee stock purchase plan of the Company other than the Australian Plan.
Participation generally begins on the first day of an offering period. However, in the case of an employee who (a) was a participant in an employee stock purchase plan of the Company other than the Australian Plan on the offering date of an offering period, and (b) transferred directly to employment within Peabody Energy Australia Pty Ltd. or any Participating Subsidiary during such offering period (a Transferred Employee), he or she is automatically enrolled in the Australian Plan at the contribution rate in effect for the other employee stock purchase plan of the Company in which he or she participated, subject to his or her right to increase, decrease or discontinue contributions under the Australian Plan. Additionally, if a participant transfers directly to employment with the Company or a subsidiary of the Company that is not a Participating Subsidiary during an offering period, he or she may remain enrolled in the Australian Plan through the earliest of the termination date of such offering period, or the termination of such participant's employment with such subsidiary.

Participant Accounts

Accounts maintained by the custodian for Australian Plan participants reflect the quantity and pricing of common stock purchases and sales, dividends reinvested, and investment gains and losses for Australian Plan participants. Participant assets are held in an omnibus brokerage account for the benefit of Australian Plan participants. Participant assets are not assets of the Australian Plan or the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

Contributions

The Australian Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the participant's eligible compensation, which includes straight-time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to a participant are not included in eligible compensation. Australian Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until the common stock is purchased. Employees may not purchase more than $25,000 United States (U.S.) dollars or $25,000 Australian dollars (whichever is lesser) of common stock through the Australian Plan in any calendar year (based on the fair market value of the common stock on the first day of the offering periods). Contributions in excess of this amount are refunded to the participant. Contributions are converted to U.S. dollars using the prevailing exchange rate published by the Reserve Bank of Australia at the time the common stock is purchased. At December 31, 2014 and 2013, $15,886 and $37,794 U.S. dollars, respectively, were payable to participants. No interest is paid on contributions made during an offering period, and the Company does not make contributions to the Australian Plan.
Participant contributions are used to purchase shares of the Company's common stock at the termination of an offering period. Purchases are made in whole shares, and any residual contributions will be held in employee accounts for the next purchase. A participant may discontinue his or her contributions to, or withdraw from, the Australian Plan prior to 15 days before the end of an offering period. If contributions are discontinued, the participant may request a refund of all contributions made during the offering period or use these contributions deducted during the current offering period to purchase common stock. Any common stock previously purchased during an offering period remains credited to the participant's account even if the participant discontinues contributions or withdraws from the Australian Plan during the current offering period. Common stock purchases are made automatically, unless a participant withdrawal is executed.
A participant's enrollment in the Australian Plan will generally terminate following the termination of his or her employment with Peabody Energy Australia Pty Ltd. or any Participating Subsidiaries and all contributions made by the participant during the current offering period will be refunded to the participant.

Sale of Common Stock

Common stock purchased under the Australian Plan is subject to a restriction period of three years from the date the common stock is purchased. Common stock may not be sold, pledged or transferred during this restriction period.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

Dividends

Dividends paid on the common stock credited to participant accounts that is still subject to a restriction period are automatically reinvested in additional shares or fractional shares of the Company's common stock. Common stock purchased with dividends is priced at 100% of the fair market value of the common stock on the date dividends are paid. There is no time requirement for holding common stock purchased with dividends.

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements of the Australian Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Australian Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.	Participant Deposits Due from the Company and Stock Purchase Payable
As of December 31, 2014 and 2013, the Australian Plan had an obligation to purchase the Company's common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Financial Condition as “Stock purchase payable.” Amounts contributed by Australian Plan participants during the offering period from July 1, 2014 to December 31, 2014 and July 1, 2013 to December 31, 2013 are reflected as “Participant deposits due from Peabody Energy Corporation” at December 31, 2014 and 2013, respectively. All shares of the Company's common stock purchased were deposited directly into an omnibus brokerage account maintained by the Australian Plan custodian on behalf of Australian Plan participants.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

4. Tax Status
The Australian Plan is a stock purchase plan that is intended to mirror the provisions of the Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan and is not intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. The Australian Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "Employee Share Scheme” under Division 83A of the Australian Income Tax Assessment Act (1997) (the 1997 Act).  The Australian Plan allows participants to acquire shares in the Company at a 15% discount to the fair market value of the shares. Pursuant to the Australian Plan, the discount to fair market value is included in participating employees' income in the year the shares are purchased. Participants will be subject to capital gains tax when the shares are sold. Dividend income received on stock credited to a participant's account is taxable to the participant as foreign sourced income and withholding tax paid by the Company in relation to dividends will be available as a tax offset for participants in their Australian income tax returns.

5. Plan Amendments and Termination

The Company may amend or terminate the Australian Plan at any time. However, no amendment may adversely affect participant rights under the Australian Plan in the current offering period. The Australian Plan will continue in effect until the earlier of the date the Company terminates the Australian Plan or the date all of the shares of common stock subject to the Australian Plan, as amended from time to time, are purchased. Although it has not expressed any intent to do so, if the Company terminates the Australian Plan, it will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Australian Plan, all contributions held by the Australian Plan would be refunded to the Australian Plan participants at the time of termination.

SIGNATURE

Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Energy Corporation
Amended and Restated Australian
Employee Stock Purchase Plan

Date:	March 26, 2015	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation Australia
Employee Stock Purchase Plan Committee

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm